6714 NW 16th Street, Suite B

Gainesville, FL 32653

November 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:      Jimmy McNamara, Attorney-Advisor

Re:	Cyclo Therapeutics, Inc.
Registration Statement on Form S-4
Filed November 7, 2023, as amended
File No. 333-275371

Dear Mr. McNamara:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclo Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m., Eastern Time, on Tuesday, November 21, 2023 or as soon as thereafter practicable.

Please contact Alison Newman by telephone at (212) 878-7997 or Laura Holm at (561) 804-4408, legal counsel for the Company, as soon as possible as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer

cc: Fox Rothschild LLP